UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CASA MUNRAS HOTEL PARTNERS, L.P.

(Name of Subject Company)

CASA MUNRAS HOTEL PARTNERS, L.P.
(Name of Person(s) Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

John F. Rothman
Casa Munras Hotel Partners, L.P.
8885 Rio San Diego Drive, Suite 220
San Diego, CA 92108
(619) 297-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     (a) The name of the subject company is Casa Munras Hotel Partners, L.P., a California limited partnership (the “Subject Company”). The address and telephone number of the Subject Company’s principal executive offices is 8885 Rio San Diego Drive, Suite 220, San Diego, CA 92108, (619) 297-4040.

     (b) The subject class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is limited partnership units of the Subject Company (the “Units”). As of September 30, 2004, 4,455 Units were issued and outstanding.

Item 2. Identity and Background of Filing Person.

     (a) The filing person is the Subject Company.

     (b) This Statement relates to the tender offer by MacKenzie Patterson Fuller, Inc. and its affiliates (collectively, the “Offeror”) to purchase up to 175 Units at a price of $300 per Unit, net to the selling holders of Units (each a “Unit holder”) in cash, which amount will be reduced by any cash distributions made to the selling Unit holder by the Subject Company after September 15, 2004, and a one-time $50 transfer fee currently charged by the Subject Company (the “Tender Offer”). The address of the Offeror is 1640 School Street, Moraga, CA 94556.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     The Subject Company and its affiliates have no material agreement, arrangement or understanding, nor do they have any actual or potential conflicts of interest with the Offeror, its executive officers, directors or affiliates. The Subject Company is aware that the Offeror is currently a Unit holder. Certain relationships and related transactions between the Subject Company and its affiliates are disclosed in Item 12 to the Subject Company’s Form 10-KSB for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, which item is hereby incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

     (a) The Subject Company is expressing no opinion as to whether or not a Unit holder should tender or refrain from tendering Units to the Offeror pursuant to the Tender Offer and is remaining neutral toward the Tender Offer. However, the Subject Company wants Unit holders to be aware of relevant information concerning the Units that may assist the Unit holders in making their decisions with respect to the Tender Offer.

     (b) The Subject Company’s reasons for not making a recommendation as to whether or not a Unit holder should tender or refrain from tendering Units is that such decision depends on factors personal to each Unit holder, such as the need for immediate liquidity.

     (c) To the extent known by the Subject Company, after making reasonable inquiry, neither the Subject Company, nor any of its executive officers, directors, affiliates or subsidiaries currently intends to tender or sell any Units which are held of record or beneficially owned by such persons. The Subject Company is aware that John F. Rothman (“Rothman”) and Maxine Young (“Young”), the managing members of the general partner of the Subject Company, and the Estate of Ronald A. Young, Maxine Young, Special Administrator, are beneficial owners of Units. To the extent known by the Subject Company, after making reasonable inquiry, Rothman and Young intend to hold such Units. Young has advised us that the Estate of Ronald A. Young (the “Estate”) intends to hold such Units, except that Units held in the Estate may be distributed to the beneficiaries of the Estate.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     The Subject Company has not employed, retained or compensated any person to make solicitations or recommendations in connection with the transaction described herein.

Item 6. Interest in Securities of the Subject Company.

     To the best knowledge of the Subject Company, no transactions in the Units have been effected during the past 60 days by the Subject Company or any executive officer, director, affiliate or subsidiary of the Subject Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

     (a) The Subject Company is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Subject Company’s securities by the Subject Company or any other person; (ii) any plans, proposals or negotiations that relate to or would result in (a) any extraordinary transactions, such as a merger, reorganization or liquidation, involving the Subject Company; (b) any purchase, sale or transfer of a material amount of assets of the Subject Company; or (c) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Subject Company.

     (b) There are no transactions, agreements in principle, or signed contracts entered into by or with the Subject Company in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

     None.

Item 9. Exhibits.

     (a) (2) Form of recommendation letter by the Subject Company to Unit holders, dated October 8, 2004.

SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASA MUNRAS HOTEL PARTNERS, L.P.
By:	Casa Munras GP, LLC, the General Partner

/s/ John F. Rothman
By: John F. Rothman, Managing Member
Date: October 8, 2004